UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-20625

DUKE REALTY LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

c/o Prologis, Inc.

Pier 1, Bay 1, San Francisco, CA 94111

(415) 394-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.250% Senior Notes due June 30, 2026

3.375% Senior Notes due December 15, 2027

7.250% Senior Notes due June 15, 2028

4.000% Senior Notes due September 15, 2028

2.875% Senior Notes due November 15, 2029

1.750% Senior Notes due July 1, 2030

1.750% Senior Notes due February 1, 2031

2.250% Senior Notes due January 15, 2032

3.050% Senior Notes due March 1, 2050

(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

3.250% Senior Notes due June 30, 2026: 26

3.375% Senior Notes due December 15, 2027: 29

7.250% Senior Notes due June 15, 2028: 0

4.000% Senior Notes due September 15, 2028: 19

2.875% Senior Notes due November 15, 2029: 30

1.750% Senior Notes due July 1, 2030: 15

1.750% Senior Notes due February 1, 2031: 18

2.250% Senior Notes due January 15, 2032: 8

3.050% Senior Notes due March 1, 2050: 7

Pursuant to the requirements of the Securities Exchange Act of 1934, Duke Realty Limited Partnership, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 13, 2022

Duke Realty Limited Partnership

By: Duke Realty LLC, its general partner
By: Prologis, L.P., its sole member
By: Prologis, Inc., its general partner

By:	/s/ Michael T. Blair
Name:	Michael T. Blair
Title:	Managing Director, Deputy General Counsel